UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66987M604
(CUSIP Number)

TIMOTHY MAGUIRE
MAGUIRE ASSET MANAGEMENT, LLC
1810 Ocean Way
Laguna Beach, California 92651
(610) 517-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See introduction
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,348,829*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,348,829*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,348,829*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

*Includes an aggregate of 600,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,714
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 151,714
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,348,829*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,348,829*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,348,829*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

*Includes an aggregate of 600,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,543*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,500,543*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,543*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

*Includes an aggregate of 600,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 66987M604

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

The Reporting Persons (as defined below) first acquired ownership of more than 5% of the common stock of Novatel Wireless, Inc. (the “Issuer”) on December 19, 2014.  To the extent that the shares of common stock underlying the call options referenced in Item 6 are deemed to be beneficially owned by the Reporting Persons, the Reporting Persons may be deemed to have first acquired beneficial ownership of more than 5% of the common stock of the Issuer on September 16, 2014.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of the Issuer.  The address of the principal executive offices of the Issuer is 9645 Scranton Road, Suite 205, San Diego, California 92121.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Maguire Financial, LP, a Delaware limited partnership (the “Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Timothy Maguire Foundation, a California nonprofit public benefit corporation (the “Foundation”), with respect to the Shares directly and beneficially owned by it;

(iii)	Maguire Asset Management, LLC, a Delaware limited liability company (“Maguire Asset Management”), as the general partner of the Fund; and

(iv)	Timothy Maguire, as the managing member of Maguire Asset Management and president of the Foundation.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Fund, the Foundation, Maguire Asset Management and Mr. Maguire is 1810 Ocean Way, Laguna Beach, California 92651.

(c)           The principal business of the Fund is serving as a private investment vehicle. The principal business of the Foundation is serving as a general public benefit organization. The principal business of Maguire Asset Management is providing investment management services and serving as the general partner of the Fund.  Mr. Maguire’s principal occupation is serving as the managing member of Maguire Asset Management and president of the Foundation.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 66987M604

(f)           Mr. Maguire is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,748,829 Shares beneficially owned by the Fund (excluding call options) is approximately $3,892,639, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 600,000 Shares beneficially owned by the Fund is approximately $486,000, including brokerage commissions.

The Shares purchased by the Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 151,714 Shares beneficially owned by the Fund is approximately $374,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 22, 2015, Mr. Maguire issued a letter to the Board of Directors of the Issuer (the “Board”) expressing confidence in the Issuer’s management team and offering continued support to help the Issuer achieve its full potential.  Mr. Maguire highlighted the Issuer’s recent progress, including changes in management and the composition of the Board and an improved balance sheet due to the recent strategic investment by HC2.  Mr. Maguire also stated his belief that the Shares remain significantly underpriced and do not reflect the Issuer’s recent actions.  As such, Mr. Maguire stated his intention to continue to invest in the Issuer so long as the Shares trade at a discount to its most notable peers.  Also, Mr. Maguire offered that his skill set can bring additional value to the Board and that he is interested in being considered for any available position on the Board.  A copy of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 66987M604

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 44,638,819 Shares outstanding as of November 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

As of the close of business on January 22, 2015, the Fund beneficially owned 2,348,829 Shares, including 600,000 Shares underlying the call options referenced in Item 6, constituting approximately 5.2% of the outstanding Shares. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the Shares beneficially owned by the Fund.

As of the close of business on January 22, 2015, the Foundation beneficially owned 151,714 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the president of the Foundation, may be deemed to beneficially own the Shares beneficially owned by the Foundation.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)           Maguire Asset Management, the Fund, and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Fund.

The Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Foundation.

(c)           The transactions in the Shares on behalf of the Fund and the Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Fund has purchased in the open market call options referencing an aggregate of 600,000 Shares, which have an exercise price of $2.00 per Share and expire on March 20, 2015.

On January 22, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 66987M604

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Maguire Financial, LP, Timothy Maguire Foundation, Maguire Asset Management, LLC and Timothy Maguire, dated January 22, 2015.

99.2	Letter to the Board of Directors.

CUSIP NO. 66987M604

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2015

/s/ Timothy Maguire
TIMOTHY MAGUIRE

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP
By: Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

TIMOTHY MAGUIRE FOUNDATION

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	President

CUSIP NO. 66987M604

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

MAGUIRE FINANCIAL, LP

Purchase of Common Stock	25,666	2.2915	09/11/2014
Purchase of Common Stock	13,563	2.3000	09/11/2014
Purchase of Common Stock	1,500	3.2000	11/07/2014
Purchase of Common Stock	380,200	3.0000	12/19/2014
Purchase of Common Stock	300,000	2.0000	12/19/2014

Purchase of Call Option	600,000(1)	2.7900	09/12/2014
Purchase of Call Option	300,000(2)	2.8500	09/16/2014
Sale of Put Option	(88,700)(3)	3.5500	09/16/2014
Sale of Put Option	(200,000)(3)	3.5009	09/16/2014
Sale of Put Option	(149,900)(3)	3.3000	09/19/2014

TIMOTHY MAGUIRE FOUNDATION

Purchase of Common Stock	4,616	1.8477	08/04/2014
Purchase of Common Stock	1,464	1,8559	08/04/2014
Purchase of Common Stock	5,100	1.8700	08/05/2014
Purchase of Common Stock	157,000	1.9057	08/06/2014
Sale of Common Stock	(6,666)	2.2650	09/11/2014
Sale of Common Stock	(4,800)	3.2364	11/20/2014
Sale of Common Stock	(5,000)	4.0712	01/06/2015

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(1) Represents shares underlying American-style call options purchased in the open market, which have a strike price of $2 per Share.  These call options expire on March 20, 2015.

(2) Represents shares underlying American-style call options purchased in the open market, which have a strike price of $2 per Share.  These call options were exercised on December 19, 2014.

(3) Represents shares underlying American-style put options sold in the open market, which have a strike price of $3 per Share. Put options for 380,200 shares were exercised on December 19, 2014, and the remaining put options expired on December 20, 2014.